Exhibit 99.1

Yatsen Prudently Adjusts Revenue Outlook for the Second Quarter of 2024

GUANGZHOU, China, July 10, 2024 – Yatsen Holding Limited ("Yatsen" or the "Company") (NYSE: YSG), a leading China-based beauty group, today provided an updated revenue outlook for the second quarter of 2024.

The Company currently expects its revenue for the second quarter of 2024 to be in the range of RMB772.7 million to RMB815.6 million, representing a year-over-year decrease of approximately 5% to 10%, compared to the previously stated range of RMB858.6 million to RMB901.5 million, representing a year-over-year increase of approximately 0% to 5%. The foregoing reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company's flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China's beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com